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10035255

SECURIT... ...CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington DC 105

SEC FILE NUMBER
8-24050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:.
Crédit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1301 Avenue of Americas
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa FRANZEN **212-468-7227**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/15/2010
JD

OATH OR AFFIRMATION

I, Melissa Franzen, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Crédit Agricole Cheuvreux North America, Inc. for the year ended, December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801348
Certificate filed in Nassau County
Commission Expires April 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530

Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Crédit Agricole Cheuvreux North America, Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Crédit Agricole Cheuvreux North America, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2010

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 17,713,171
Securities segregated for the exclusive benefit of customers	1,396,000
Receivables from customers	2,358,894
Receivables from Parent and affiliates	2,749,932
Deposits with clearing organizations	902,079
Deferred tax asset	2,109,222
Fixed assets, at cost (net of accumulated depreciation of $1,102,490)	482,583
Other assets	2,520,171
Total assets	$ 30,232,052
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 4,279,067
Payables to customers	1,160,604
Payables to brokers, dealers and others	2,358,894
Payables to Parent and affiliates	84,390
Income taxes payable	1,262,188
Accounts payable, accrued expenses and other liabilities	1,679,131
	10,824,274
Liabilities subordinated to claims of general creditors	10,000,000
Stockholder's equity:	
Common stock (1,000 shares authorized; 2 shares issued and outstanding; no par value)	8,194,985
Retained earnings	1,212,793
Total stockholder's equity	9,407,778
Total liabilities and stockholder's equity	$ 30,232,052

See accompanying notes.

Crédit Agricole Cheuvreux North America, Inc.

Notes to the Statement of Financial Condition

December 31, 2009

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the "Company"), a registered securities broker and dealer under the Securities Exchange Act of 1934, is also a member of the Financial Industry Regulatory Authority, NASDAQ Stock Exchange, NYSE Arca Exchange, BATS Exchange and is registered with the Ontario Securities Commission. The Company is a direct wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Calyon S.A. ("Calyon – Paris"). Calyon – Paris is a wholly owned subsidiary of Crédit Agricole S.A.

The Company markets foreign securities to United States ("U.S.") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in U.S. securities on behalf of U.S. and foreign institutional customers on a fully disclosed basis through a registered U.S. broker-dealer.

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than 90 days when purchased.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the estimated useful life of three to five years.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that included the enactment date.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

3. Payables to Brokers, Dealers and Others

At December 31, 2009, payables to brokers, dealers and others are comprised of the following:

Liabilities:	
Securities failed to receive	$ 2,358,894
Total	$ 2,358,894

3. Payables to Brokers, Dealers and Others (continued)

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. All fail to receive securities transactions settled subsequent to December 31, 2009 without any adverse financial effect.

4. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

5. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the clearing broker and at clearing organizations in order to conduct its business. At December 31, 2009, deposits at the clearing broker and clearing organizations consist of cash of $902,079, including accrued interest.

6. Income Taxes

As of December 31, 2009, the Company has recorded a deferred tax asset of $2,109,222, primarily related to deferred compensation. The Company did not record a valuation allowance for total deferred tax assets as none was required.

As of December 31, 2009, the Company recorded an income tax contingency reserve of $203,394 for potential interest exposure related to an excess accrual of bonus expense in the Company's tax returns for the years ended December 31, 2008, 2007 and 2006. The exposure was recorded in 2009 based on an IRS Legal Memorandum issued December 4, 2009.

7. Related Party Transactions

As of December 31, 2009, related party balances included in the statement of financial condition consist of the following:

Assets:	
Receivables from Parent and affiliates	$ 2,749,932
Total	$ 2,749,932
Liabilities:	
Payables to brokers, dealers and others	$ 2,358,894
Payables to Parent and affiliates	84,390
Subordinated borrowings	10,000,000
Total	$ 12,443,284

The Company has two cash subordination agreements, approved by the Financial Industry Regulatory Authority, totaling $10 million (principal balance of $5 million for each loan) from the Parent at an interest rate based on the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. During the year, the Company modified the terms of its outstanding subordinated notes. As such, the new maturity date for the notes is December 31, 2013.

The cash, which is subordinated, but not restricted, to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

8. Commitments and Contingencies (continued)

The Company applies the provisions of ASC 460, *Guarantees* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $49.3 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. These transactions have subsequently settled with no losses to the Company.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan sponsored by Calyon – New York Branch that provides retirement benefits to eligible employees.

Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates in two defined contribution plans. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 14%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions are based on the sum of (a) 100% of the first aggregate contributions made not exceeding 3% of the annual eligible base pay and (b) 50% of the remaining aggregate contributions made not to exceed 6%. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

The money purchase pension plan provides benefits to eligible employees equal to 5% of their eligible compensation subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings is 20% vested after two years of service, then 20% more for each year thereafter.

10. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

11. Subsequent Events

The Company evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in these financial statements through February 26, 2010, which is the date of issuance of these financial statements.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, of $250,000. Repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

During the year, the Company paid a dividend of $4,504,830 to its Parent.

At December 31, 2009, the Company had net capital of $11,539,219, which was $11,289,219 in excess of the required net capital.

The Company is required to comply with Computation for Determination of Reserve Requirements for Brokers-Dealers ("Rule 15c3-3") of the Securities and Exchange Commission for all foreign transactions cleared on a delivery versus payment or receipt versus payment basis. The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

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STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Cheuvreux North America, Inc.
Year Ended December 31, 2009
Independent Registered Public Accounting Firm

Ernst & Young LLP


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